Exhibit 99.1

1500 Robert-Bourassa Blvd,
Suite 700
Montreal QC, H3A 3S8
www.computershare.com

December 21, 2018

To: All Canadian Securities Regulatory Authorities

Subject: Bank of Montreal

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	February 4, 2019
Record Date for Voting (if applicable) :	February 4, 2019
Beneficial Ownership Determination Date :	February 4, 2019
Meeting Date :	April 2, 2019
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	063671101	CA0636711016

Sincerely,

Computershare
Agent for Bank of Montreal

1500 boul. Robert-Bourassa,
bureau 700
Montréal QC, H3A 3S8
www.computershare.com

Le 21 décembre 2018

Destinataires: Toutes les autorités canadiennes en valeurs mobilières

Objet: Banque de Montréal

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des détenteurs de titres de l'émetteur précité:

Type d'assemblée :	Assemblée annuelle
Date d'inscription pour recevoir l'avis :	4 février 2019
Date d'inscription pour voter (s'il en est) :	4 février 2019
Date de détermination de la propriété véritable :	4 février 2019
Date de l'assemblée :	2 avril 2019
Endroit de l'assemblée (si disponible):	Toronto, ON
Émetteur enverra les documents directement aux PVNO:	Non
Émetteur paiera les frais d'envoi aux PVO:	Oui
Procédures de notification et d'accès:
Applicables aux propriétaires véritables	Non
Applicables aux porteurs inscrits	Non

Détails sur les titres ayant droit de vote:

Description de l'émission	Numéro du CUSIP	ISIN
ACTIONS ORDINAIRES	063671101	CA0636711016

Sincèrement,

Computershare
Agent pour Banque de Montréal